Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES ACCEPTANCE OF NEW PATENT APPLICATIONS FOR SEPARATION METHODOLOGIES OFREBAUDIOSIDE B, REBAUDIOSIDE D AND STEVIOLBIOSIDE

Vancouver, B.C. January 5, 2011 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia, announces its patent application for the separation methodologies of rebaudioside B, rebaudioside D and steviolbioside has been accepted by the State Intellectual Property Bureau of the People’s Republic of China. The extraction technology, designed by the Company’s research and development experts, is part of an ongoing effort to improve the taste and quality of its stevia extract products and to continually improve processing efficiencies.

Within the stevia leaf can be found 10 major steviol glycosides in varying levels according to the plant’s agricultural region of origin. Rebaudioside A (RA) and stevioside (STV) are the two main steviol glycosides currently extracted and utilized as sweeteners. Other steviol glycosides, such as rebaudioside B, rebaudioside D and steviolbioside, are also found within a final stevia extract product. While often present in small quantities, even trace amounts of these glycosides can significantly affect taste in a finished product. GLG’s research and development team has successfully created technology to separate rebaudioside B, rebaudioside D and steviolbioside from the other steviol glycosides, a unique process enabling GLG to continually provide its customers with higher purity, better tasting products.

Kevin Li, Vice President of Technology stated, “We are very pleased that our three patent applications have been accepted. The steviol glycosides within the stevia plant have similar molecular structures making it very difficult to isolate any one from the other completely. Even though RA and STV are the two best tasting components among these steviol glycosides, a tiny amount of the other steviol glycosides can cause unwanted taste changes in application within food and beverages. With technology such as this, we are even further able to eliminate unwanted taste changes and keep the taste of our products consistent from batch to batch.”

Dr. Luke Zhang, Chairman and CEO stated, “Our R&D team has been researching each of the steviol glycosides’ molecular and physical characteristics since 1999. Our extraction technology for the production of high quality rebaudioside A is based on a patent granted in 2001 and we have continued our progress to further develop many production processes. In 2008, we developed technology to isolate STV and became the first company to commercially produce both rebaudioside A and STV. GLG is the leading producer of high quality stevia extracts and our wide portfolio of products including RA97, RA95, STV97, STV95 and BlendSure™ have been widely welcomed by our customers. We plan to continue our leading position in stevia research and to satisfy our customers’ needs with the best all natural stevia sweetening systems.”

About GLG Life Tech Corporation

GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

Contact
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.